Exhibit 99.1
Explanatory Note

This Report of Foreign Private Issuer on Form 6-K/A is furnished to amend the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission by Shinhan Financial Group on March 30, 2016 solely to amend compensation to directors in “4. Directors, Executive Officers and Employees — Compensation to Directors” of the Original Report.

There are no other changes to the Original Report.

Compensation to Directors

2) Total Amount Paid as of Dec. 31, 2015

(KRW millions)

	Total number of Persons	Total Compensation	Average Compensation per person	Notes

Registered Directors	2	4,626	2,313	Excluding outside directors

Outside Directors	6	327	54	Excluding Audit committee members

Audit committee members or internal auditor	4	244	61

Total	12	5,197	433

Notes :

Represents the total number of applicable persons as of Dec. 31, 2015.
Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Business Report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is W500 million or greater.
In 2015, Han Dongwoo, our Chairman and Chief Executive Officer, received W1,202 million which consisted of W773 million in salaries and wages, W429 million in bonus payments. Separately, in 2015, Mr. Han received W1,705 million in long-term performance compensation and W1,719 million(36,288 shares) in performance shares which were initially granted in 2011 subject to the Group’s performance. He also currently holds 18,900 performance shares. The exercisability of these performance shares will be determined based on business performance evaluation and share price performance during the period from 2015 to 2018.